NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Andrew M. Tucker T 202.689.2987 M 703.624.3897 andy.tucker@nelsonmullins.com	101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.689.2800 F 202.689.2860 nelsonmullins.com

January 8, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Michael Foland
Ryan Rohn

Re:	Alfi, Inc. Draft Registration Statement on Form S-1 Submitted November 30, 2020 CIK No. 0001833908

Ladies and Gentlemen:

On behalf of Alfi, Inc., a corporation organized under the laws of Delaware (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated December 23, 2020 with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). This letter is being submitted together with a Registration Statement (the “Registration Statement”), which has been revised to address the Staff’s comments to the Draft Registration Statement. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of the Registration Statement that reflect changes made to the Draft Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Draft Registration Statement on Form S-1

Cover Page

1.	We note that holders of Class A Units may commence separately trading the shares of common stock and Series A Warrant at any time after the 60th day after the date of this prospectus. However, you also state that without Kingswood Capital Markets' determination that an earlier date is acceptable, the components of the Class A units will not begin to trade separately until the first trading day following the one year anniversary of the date of this prospectus but in no event until after 45 days. Please reconcile these statements and describe the circumstances under which holders of Class A Units may commence separately trading the shares of common stock and Series A Warrant.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

Division of Corporation Finance
U.S. Securities & Exchange Commission

January 8, 2021

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure throughout the Registration Statement in response to the Staff’s comment.

The Underwriter has informed the Company that their decision as to separate trading will depend on the depth of the market and the success of the offering.

The Company also wishes to inform the Staff that the offering no longer includes the Series B Warrant so references to it have been deleted throughout. This also makes the legal opinion comment regarding the exercise of the Series B Warrant the Staff provided orally moot. However, for the Staff’s benefit, when the question was raised, the Underwriter informed the Company that the Series B Warrant would have contained a floor exercise price, of $1.00 equal to the continued listing price for the Common Stock, to prevent an unlimited number of shares from being issued.

Prospectus Summary, page 1

2.	You state that Alfi has been able to achieve click through rates (“CTRs”) of between 6% and 9% and believes that it could achieve CTRs exceeding 15% as Alfi-enabled devices are deployed more widely. Please provide the basis for your belief that you will be able to achieve CTRs exceeding 15%. As part of your response, disclose the time period that was used to measure the current CTRs, the number of devices, and the number of locations in which it is currently deployed.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included in both the Prospectus Summary and in the Business section the data to support the Company’s belief on CTRs.

The Offering, page 5

3.	Please disclose that the net proceeds that will be used to repay the outstanding indebtedness of $2.5 million will be repaid to Lee Aerospace, a corporation controlled by one of your board members.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the use of proceeds in both the Summary and the Use of Proceeds section as well as conforming changes throughout, such as in Capitalization and Dilution. In addition, language has been added to describe the Bridge Note that was put in place after the Staff’s comment letter. Prior to that time, while the Company had entered into a letter of intent to fund a bridge loan with a third party lender, such lender defaulted. As a result, Lee Aerospace, the CEO and CFO made the Bridge Loan now described in the S-1.

Risk Factors
Provisions in our Charter and Delaware law may have the effect..., page 23

Division of Corporation Finance
U.S. Securities & Exchange Commission

January 8, 2021

4.	Please disclose in this risk factor, consistent with your disclosure on page 60, that your bylaws provide that the United States District Court for the Southern District of Florida will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on Page 23 to clarify the statement in response to the Staff’s comment.

Capitalization, page 29

5.	Expand your table to show amounts and adjustments presented from historical to pro forma to adjusted pro forma. Your table should also reflect your repayment of outstanding indebtedness of approximately $2,500,000 as noted on page 5. Refer to Rule 11-02(a)(4) of Regulation S-X.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the Capitalization Table. The actual column reflects the full amount of the initial loan from Lee Aerospace. Pro forma reflects the amount outstanding under the bridge loan, as if the full amount of the loan had been advanced, and the pro forma as adjusted reflects the offering and the repayment of both loans and the purchase of the tablets.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Nine Months Ended September 30, 2020 Compared with Nine Months Ended September 30, 2019, page 35

6.	Your Other Income (expense) disclosure indicates that Other Income (expense) decreased for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. However, your Other Income (expense) increased during this time. Please advise or revise accordingly.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has corrected the disclosure.

Liquidity and Capital Resources, page 36

Division of Corporation Finance
U.S. Securities & Exchange Commission

January 8, 2021

7.	Please discuss the material terms of the bridge loan that you reference on page 60, including the identity of the bridge loan provider and any consideration you have provided in exchange for the bridge loan. In this respect, we note your disclosure that the bridge loan provider will have warrants for the purchase of common shares upon the completion of this offering. Please also briefly discuss the bridge loan in the prospectus summary.

Response:  The Company respectfully acknowledges the Staff’s comment. As discussed, the terms of the bridge loan changed from the prior anticipated terms to the ones finally agreed. The disclosure is consistent throughout.

Business, page 38

8.	Please discuss the material terms of the license agreements with your customers that you reference on page F-15. Also discuss the “revenue producing contracts” that you entered into in exchange for 25,000 shares of common stock that you reference on page F-33.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has not yet entered into any license agreements. The language on page F-15 has been revised. The shares of common stock referenced have been issued to a public relations firm as compensation for services. It was anticipated that the public relations firm would assist in raising the Company’s profile and would produce revenue producing contracts. The language on Page F-33 and elsewhere has been revised.

Certain Relationships and Related Party Transactions, page 55

9.	Please discuss the material terms of the inventory purchase agreement with Lee Aerospace. Disclose that you have already purchased 2,000 tablets from Lee Aerospace with cash. Also disclose the terms under which you have the opportunity to acquire an additional 7,600 tablets. File the note and the inventory purchase agreement with Lee Aerospace as exhibits to the filing. Refer to Item 601(b)(10) of Regulation S-K.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure in the Prospectus. The Company wished to inform the Staff that the original 2,400 tablets were purchased by the Company. Lee Aerospace purchased the additional tablets so that the Company was able to secure more favorable pricing from Lenovo.

Description of Capital Stock
Securities Offered in this Offering, page 57

Division of Corporation Finance
U.S. Securities & Exchange Commission

January 8, 2021

10.	We note the disclaimer that the summary of that warrants being offered is not complete and qualified in its entirety by the provisions of the warrant. Please revise to remove the statement that the summary is not complete. As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please ensure that you file the Series A and Series B Warrants as exhibits to the filing.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure accordingly.

Exercisability, page 57

11.	Please add a risk factor that addresses your ability to maintain a sufficient number of shares authorized for issuance and the risk that you may need to seek shareholder approval if the number of shares issued pursuant to the cashless exercise of your Series B

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that since the Series B Warrants are no longer being offered, such risk factor is unnecessary.

Condensed Consolidated Balance Sheet, page F-4

12.	We note you currently classify the tablet hardware devices that are placed into service with customers as inventory. Please consider renaming your line item as you do not sell these tablet devices for revenue. Refer to ASC 330-10-05-2.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in response to the Staff’s comment.

13.	We note your related party note payable on page F-14 and your related party payable related to tablets on page F-15. On the face of your balance sheet, please identify these amounts as related party. Similar concerns apply to your balance sheet on page F-21. Refer to paragraph 19 of Rule 5-02 of Regulation S-X.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in response to the Staff’s comment.

Notes to the Consolidated Financial Statements
Note 3. Significant Accounting Policies Subsequent Events, page F-12

14.	Your disclosure states that the Company evaluates events that have occurred after the balance sheet date but before the financial statements are issued. Please revise your disclosure to state the date through which subsequent events have been evaluated and the nature of this date. Refer to ASC 855-10-50-1.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in response to the Staff’s comment.

Note 10. Intangible Assets, page F-18

Division of Corporation Finance
U.S. Securities & Exchange Commission

January 8, 2021

15.	Please clarify the nature of your intellectual property. Further, provide us with your analysis that you considered to determine your intellectual property has a weighted average useful life of approximately 10 years.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the noted language has been removed in response to the Staff’s comment.

The Company acquired intellectual property (IP) through the development of its technology products. The Company's intellectual property include production costs associated with its technology products. Based on a variety of factors, Management has assigned a useful life on the IP of 10 years. See below additional details and factors considered in assignment of the 10-year useful life.

According to Accounting Standards Codification (ASC) topic 350, a number of factors affect an asset’s remaining useful life, including economic, contractual, legal, and technological factors. An intangible asset’s useful life is generally defined as the time period over which the asset is expected to contribute, directly or indirectly, to a company’s future cash flows.

Other factors considered in the assignment of IP remaining useful life allocation were as follows:

-	Economic and Competitive Factors – these factors affect the IP’s ability to generate a sufficient return. Presently, Alfi owns a patent and has additional patents pending with the United States Patent and Trademark Office (USPTO). A patent has a legal life of 20 years.

-	Legal Factors – if the IP has been subject to litigation, any resulting court orders or judgements can rein in remaining use life allocation.

-	Regulatory Constraints – federal, state, and local regulations can abbreviate an IP asset’s remaining useful life allocation.

-	Technological Factors – advances in technology can lead to obsolescence before a statutory term expires.

Conclusion:

Management, taking into account competition, market demand, timing for products that incorporate the IP and production costs, determined that a 10-year useful life for IP is a conservative expectation. Furthermore, Management’s assignment of a 10-year useful life for the IP addresses an expectation that Alfi’s technology products will produce future cash flows for at least a 10-year period of time (or longer). There are no known or anticipated economic, legal, regulatory, or technological constraints which would preclude assignment of a 10-year useful life on Alfi’s IP asset. Useful life allocation of 10 years for the Company’s IP is deemed reasonable for purposes of GAAP financial accounting and factors listed above.

Note 11. Inventory, page F-18

Division of Corporation Finance
U.S. Securities & Exchange Commission

January 8, 2021

16.	Your disclosure indicates that once you place a tablet device into service with a customer, you expense the inventory in full. Please provide us with your analysis and guidance considered to fully expense these tablets, rather than amortizing the tablets over their estimated useful lives.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in response to the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-20

17.	Please have your auditors revise their report to include the city and state from which the auditor’s report has been issued and the date of the auditor’s report. Refer to PCAOB AS 3101.10(c) & (d).

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure to include the city and state.

Note 1. Business Description Background, page F-25

18.	Your disclosure indicates that the Company was formed during 2018. However, the audit report and your financial statements appear to show a full year 2018. Please advise or revise accordingly.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in accordance with the Staff’s comment.

Notes to the Condensed Consolidated Financial Statements, page F-25

19.	Please provide disclosure to show a reconciliation of the numerators and the denominators of the basic and diluted per share computations for income from continuing operations. Similar concerns apply to your interim financial statements. Refer to ASC 260-10-50.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in accordance with the Staff’s comment.

Note 6. Income Taxes, page F-30

Division of Corporation Finance
U.S. Securities & Exchange Commission

January 8, 2021

20.	Expand your disclosure to explain the nature of your VAT tax refund and whether you have received the cash amounts related to the VAT tax refund. In addition, please consider providing your VAT related disclosures in a separate footnote as these taxes are not income taxes.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in accordance with the Staff’s comment.

General

21.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  The Company respectfully acknowledges the Staff’s comment. To date, neither the Company nor Kingswood has used any written communications to present to potential investors. To the extent the Company or Kingswood uses any such communication it will be provided to the Staff supplementally or filed as a free writing prospectus.

Supplemental

In response to the Staff’s oral comment about the capitalization and principal ownership, the Company wishes to inform the Staff that the following people held the following shares:

Name	Number	Type
Paul Pereira	1,125,000	Common Stock
John M. Cook II	1,125,000	Common Stock
Charles Raglan Pereira	250,000	Common Stock
Lee Aerospace, Inc.	2,500,000	Series Seed Preferred Stock
TraDigital Marketing Group	25,000	Common Stock

Currently, the Series Seed Preferred Stock converts into Common Stock on a 1 for 1 basis. We expect that to change based on the anticipated stock split. The Company anticipates having that number confirmed based on ongoing valuation discussions with Kingswood Capital Markets in the next two week. We will put all the share numbers in at that time.

The remaining documents the Staff asked about will be filed by Amendment.

Division of Corporation Finance
U.S. Securities & Exchange Commission

January 8, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 412-562-8444 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

NELSON MULLINS RILEY & SCARBOROUGH LLP

By:
Andrew M. Tucker

Enclosures

cc:	(via e-mail)

Alfi, Inc.

Kingswood Capital Markets

Jolie Kahn

Slack & Co.